BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

December 21, 2022

The following changes were made in this Amendment:

Change to Section II Foreign Financial Regulatory Authorities

European Central Bank - Added

Changes to Question 13B

INTEGRAL DEVELOPMENT CORPORATION (EUROPE) LIMITED – Added to Execute or Trade section

LMAX LTD – Added to Execute or Trade section

MTS ASSOCIATED MARKETS SA – Added to Execute or Trade section

MTS SPA – Added to Execute or Trade section

TRADEWEB EUROPE LTD – Added to Execute or Trade section

TRAYPORT LTD – Added to Execute or Trade section

EQUILEND HOLDINGS LLC – Removed from Execute or Trade section

LMAX EXCHANGE GROUP – Removed from Execute or Trade section

LMAX LTD – Removed from Execute or Trade section

TRADEWEB MARKETS LLC – Removed from Execute or Trade section

BNP Paribas S.A. Niederlassung Deutschland – Added to Custody, Clear, or Settle section

BNP PARIBAS SA – Added to Custody, Clear, or Settle section

BNP Paribas S.A., Succursale Italia – Added to Custody, Clear, or Settle section

BNP PARIBAS Australia Branch – Added to Custody, Clear, or Settle section

BNP PARIBAS SA SUCURSAL EN ESPANA – Added to Custody, Clear, or Settle section

BNP PARIBAS, Paris, Zurich Branch – Added to Custody, Clear, or Settle section

KBC Bank Bulgaria EAD – Added to Custody, Clear, or Settle section

Nordea Danmark, Filial af Nordea Bank Abp, Finland – Removed from Custody, Clear, or Settle section

Nordea Bank Abp – Removed from Custody, Clear, or Settle section

Nordea Bank Abp, filial I Norge – Removed from Custody, Clear, or Settle section

Nordea Bank Abp, filial I Sverige – Removed from Custody, Clear, or Settle section